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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             Hesperia Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------

                                    000-30085
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                November 26, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)

         [ ]        Rule 13d-1(c)

         [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number.



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Page 2 of 7

CUSIP No.

(1)      Name of Reporting Person:

         Fred Smith

(2)      Check the Appropriate Box if a Member of a Group:

               (a)      _____
               (b)      _____

(3)      SEC Use Only

(4)      Citizenship or Place of Organization:

         United States of America.

Number of                  (5)      Sole Voting Power:


Shares                              Fred Smith: 1,500,000 total shares:
                                    (a)  500,000 shares(1)
                                    (b)1,000,000 shares(2)
                                    (c)  200,672 shares(3)

BENEFICIALLY               (6)      Shared Voting Power:

                                    Owned by

Each Reporting             (7)      Sole Dispositive Power:

                                    See 5 above.

Person With:               (8)      Shared Dispositive Power:


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         Fred Smith:       1,700,672 shares

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

         No


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Page 3 of 7


(11)     Percent of Class Represented by Amount in Row (9):

         9.20%

(12)     Type of Reporting Person:

         Individual

Item 1 (a).    Name of Issuer:

         Hesperia Holding, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

         9780 East Avenue
         Hesperia, California 92345

Item 2(a).     Name of Person Filing:

         Fred Smith

Item 2(b).     Address of Principal Business Office or, if none, Residence:

         7062 Oak Cove Court
         Oak Hill, CA 92345

Item 2(c).     Citizenship:

         United States of America

Item 2(d).     Title of Class of Securities:

         Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

               000-30085

Item 3.        Type of Person:

               Not Applicable.

Item 4.        Ownership:


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Page 4 of 7

a.       Amount Beneficially owned:

                  Fred Smith:       1,700,672 shares

b.       Percent of Class:

                  9.20%

c.       Number of shares as to which person has:

         (i)   Sole power to vote or to direct the vote:


         Fred Smith: 1,700,672 total shares:
              (a)      500,000 shares(1)
              (b)    1,000,000 shares(2)
              (c)      200,672 shares(3)

         (ii)  Shared power to vote or to direct the vote:



         (iii) Sole power to dispose or to direct the disposition of:

              See 4c. above.

         (iv)  Shared power to dispose or to direct the disposition of:


Item 5.        Ownership of Five Percent or less of a Class:

               None

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               None


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Page 5 of 7


Item 8.        Identification and Classification of Members of the Group:

               Not Applicable.

Item 9.        Notice of Dissolution of Group:

               Not Applicable

Item 10. Certification:

                  Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: November 8, 2004


                                                     /s/ Fred Smith
                                                     --------------
                                                         Fred Smith

                    ________________________________________

(1) Represents shares issued on November 26, 2003 as compensation bonus for services related to business reorganization.

(2) Represents shares issued on September 6, 2004 for previously rendered services.

(3) Represents shares issued on July 19, 2002 for founder's fees.